UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 1/31/2018

APPLIQATE, INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	81-0953022
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

12465 South Fort St, Suite 240

Draper, UT 84020

Address of principal executive offices

801-203-3978

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

BUSINESS

Overview

Appliqate is a marketing and technology company focusing on Text Message Marketing and loyalty rewards through text marketing. This plan is intended to assist the company by establishing the parameters and setting goals to become a profitable company in the year 2018 This goal will be accomplished through strategic growth and the implementation of a marketing plan to increase sales and revenue.

The Industry

The text marketing industry is growing at an extremely fast rate. Appliqate intends to capture a portion of the market through superior customer service, better and faster results for clients, and cutting edge technology. According to a report titled “A2P SMS Market Global Industry Analysis, Size, Share, Growth, Trends and Forecast, 2014-2020” the SMS global market will reach $70.32 billion in the year 2020. This same report states that the SMS market was valued at $53.07 billion in 2013. With the rapid growth projected Appliqate is in an industry that will see huge success over the next several years. It is our goal to become in industry leader while maintaining our excellent customer service.

Strategy

The key to success in Text Marketing is customer retention. This is one of the hardest areas due to the fact that many business owners are “too busy” to manage their text marketing campaigns. Appliqate has removed this as a barrier for companies through our campaign management. Each business has a SMS expert that assists in the implementation of their marketing campaign. This allows business owners to focus on their business and have an experienced SMS expert run their text marketing campaign. Constant contact with customers helps retain them and keep them excited about the results they are seeing from their texting campaign.

PROPERTY

The principle office of the company is located at 12465 South Fort St, Suite 240 Draper, UT 84020. This location has an office suite approximately 400 square feet and access to a conference room for meetings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto , included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations of the Company Ended Jan 31, 2018

Our text based rewards program is estimated to be completed by the beginning of the third quarter in 2019. The design and implementation of these programs will set a distinct selling advantage in the digital marketing industry by combining these powerful marketing tools into one easy to use account. There were no Significant expenses during the period.

Results of operations during the year ended Jan. 31, 2017 allowed the company to begin revenue production and continue product development. As a startup company the ability to produce revenues and generate income is an integral component to the long term success of the company. The product development for the year ended Jan. 31, 2017 will allow us to continue to grow at a rapid pace.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and have serious doubts as a going concern. Our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through advertising and hiring key staff members that will assist us in forming strategic partnerships. At the period end the company had $1219 cash on hand. We intend to raise the funds necessary through security sales and not undertake additional loans. If needed we are able to secure additional loans from private individuals as well as banking institutions.

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MANAGEMENT

Name	Position	Age	Start Date
David Anderson	CEO	37	05/2015
Witaly Yatsik	CTO	44	05/2015
Jordan Hemming	Executive Vice President	37	05/2015

David Anderson, Jordan Hemming, and Witaly Yatsik have combined for over 35 years of experience in marketing and technology development. They have opened several successful businesses and know what it takes to build a new company. Mr. Hemming has extensive experience in building sales forces and managing the entire sales process. Mr. Anderson has worked with numerous companies and assisted in the development and fulfillment of the customer service experience. Mr. Yatsik has over 20 years of experience programming and designing custom software.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of Jan. 31, 2015 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers	Amount	Percent
David Anderson	20,000,000	33
Witaly Yatsik	20,000,000	33
Jordan Hemming	20,000,000	33

Shares issued are founder shares that were issued upon conception of the company on May 12, 2015

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended January 31, 2018, Appliqate paid a total of $19,200  of wages in cash and accrued and contributed an additional $100,800 to capital. The officers and directors elected to contribute the accrued wages to capital at January 31, 2018 . An officer of the company also contributed $4,625 professional expenses paid on behalf of the company into paid in capital in the current year.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Appliqate, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Appliqate, Inc. (the “Company”) as of January 31, 2018 and 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2016.

Houston, Texas

July 20, 2018

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FINANCIAL STATEMENTS

APPLIQATE, INC.

BALANCE SHEETS

(Audited)

	January 31,
	2018	2017
ASSETS

Current asset:
Cash	$1,219	$303
Total current asset	1,219	303

Net Fixed Assets	41,667	50,000

Total assets	42,886	50,503

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued liabilities	10,734	2,533
Total current liabilities	10,734	2,533

Long-Term liabilities:
Notes payable	65,000	65,000
Total long-term liabilities	65,000	65,000

Total liabilities	75,734	67,533

Stockholders’ deficit:
Preferred stock A; $0.001 par value, 1,000,000 shares authorized and no shares issued and outstanding	-	-
Common stock; $0.001 par value, 1,000,000,000 shares authorized and 61,370,000 and 60,988,000 shares issued and outstanding, respectively	61,370	60,988
Additional paid-in capital	222,605	111,937
Accumulated deficit	(316,823)	(190,155)
Total stockholders’ deficit	(32,848)	(17,230)

Total liabilities and stockholders’ deficit	$42,886	$50,503

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF OPERATIONS

(Audited)

	For the Years Ended January 31,
	2018	2017

Revenues	$17,655	$24,208

Cost of revenues	-	6,404

Gross profit	17,655	17,804

Operating expenses:
General and administrative	16,198	3,600
Compensation expense	120,000	120,000
Total operating expenses	136,198	123,600

Loss before other expenses	(118,543)	(105,796)

Other expense
Interest expense	8,125	2,394
Total other expense	8,125	2,394

Loss before income taxes	(126,668)	(108,190)

Provision for income taxes	-	-

Net loss	$(126,668)	$(108,190)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	61,370,000	60,041,175

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICT

(Audited)

	Preferred Stock A		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, January 31, 2016	-	-	60,000,000	60,000	10,400	(81,965)	(11,565)

Common stock issued for cash	-	-	987,500	988	8,887	-	9,875

Contribution of wages and rent					92,650		92,650

Net loss for the year ended January 31, 2017						(108,190)	(108,190)

Balance, January 31, 2017	-	-	60,987,500	60,988	111,937	(190,155)	(17,230)

Cash received for common stock	-	-	382,500-	382	2,843	-	3,225

Contribution of wages, rent, consulting and professional fees to capital					107,825		107,825

Net loss for the year ended January 31, 2018						(126,668)	(126,668)

Balance, January 31, 2018	-	$-	61,370,000	$61,370	$222,605	$(316,823)	$(32,848)

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

STATEMENTS OF CASH FLOWS

(Audited)

	For the Years Ended January 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(126,668)	$(108,190)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization	8,333	-
Contribution of wages, rent, consulting and professional fees to capital	107,825	92,650
Changes in operating assets and liabilities:
Increase in accounts payable and accrued expenses	8,201	2,394
Net cash used in operating activities	(2,309)	(13,146)

Cash flows from financing activities:
Proceeds from stock issued for cash	3,225	9,875
Net cash provided by financing activities	3,225	9,875

Net change in cash	916	(3,271)

Cash, beginning of period	303	3,574

Cash, end of period	$1,219	$303

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITY:
Software purchased with note payable	$-	$50,000

The accompanying notes are an integral part of these financial statements.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Appliqate, Inc. (“Appliqate”, or the “Company”). Appliqate was incorporated on April 29, 2015, under the laws of the State of Wyoming.

Appliqate is a marketing and technology company focusing on text message marketing and loyalty rewards through text marketing. Appliqate campaign management business has a SMS expert that assists in the implementation of their marketing campaign, allowing business owners to focus on their business and have an experienced SMS expert run their text marketing campaign.

a. Accounting Methods

Appliqate’s financial statements are prepared using the accrual method of accounting. Appliqate has elected a January 31 year-end.

b. Cash Equivalents

Appliqate considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Revenue Recognition Policy

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered and title has transferred, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has recognized $17,655 and $24,208 in revenue for the years ended January 31, 2018 and 2017, respectively.

e. Stock-Based Compensation

Appliqate records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718 “Stock Compensation” and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515 “Equity-Based Payments to Non-Employees”, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for prepaid expenses accrued expenses approximate the respective fair values due to the short maturities of these items.

g. New Accounting Pronouncements

Appliqate has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP upon its effective date. The original effective date January 1, 2017 was deferred by ASU No. 2015-14. The deferral resulted in the new revenue standard being effective as of January 1, 2018. The changes were not adopted by financial reporting of Appliqate for the year ended January 31, 2018.  In the future it is expected the company will report ASC606 using modified retrospective which means it will not recast past revenue and can speed up implementation. This is not expected to have a material effect on the future financial statements of the company.

h. Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment.” The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized since inception.

During the year ended January 31, 2018, the software with a value of $50,000 was ready to be placed in service on February 1, 2017, began amortizing over a three-year term. During the year ended January 31, 2018, the Company recognized $8,333 in amortization expense.

i. Basic and Diluted Loss Per Share

Appliqate presents both basic and diluted earnings per share (EPS) on the face of the Statements of Operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible securities, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Appliqate has not issued potentially dilutive instruments.

j. Income Taxes

Appliqate files income tax returns in the U.S. federal jurisdiction, and the state of Wyoming. Appliqate’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The new tax rate reform has effected a change from the previous 35% to 21%.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

Net deferred tax assets consist of the following components as of January 31, 2018 and 2017:

	2018	2017
Deferred tax assets:
Net operating loss carry forward	$9,144		$$8,600
Valuation allowance	(9,144)		(8,600)
Net deferred tax asset	$-	$	$ -

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended January 31, 2018 and 2017 due to the following:

	2018	2017
Pre-tax book income (loss)	$(43,067)	$(37,867)
Expenses contributed capital	39,425	32,428
Net operating loss carry forward	(13,940)	(3,999)
Accrued expenses	2,762	838
Changes to valuation allowance due to change in tax rate	5,676

Valuation allowance	9,144	8,600
Federal Income Tax	$-	$-

Appliqate had net operating losses of approximately $16,439 that expire in years through 2028. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 2 - RELATED PARTY TRANSACTIONS

During the years ended January 31, 2018 and 2017, Appliqate paid a total of $19,200 and $27,500 of wages in cash and accrued an additional $100,800 and $90,250 for two officers, respectively. The two officers agreed to contribute all accrued wages to capital as of January 31, 2018 and 2017.

During the year ended January 31, 2018 and 2017, Appliqate accrued $2,400 and $2,400 for unpaid rent on use of office space to an officer of the Company, respectively. The officer elected to contribute the accrued rent to capital at January 31, 2018 and 2017.

During the year ended January 31, 2018, an officer of the Company paid $4,625 in expenses on behalf of the Company. The officer elected to contribute the amounts to capital at January 31, 2018.

NOTE 3 - STOCKHOLDERS’ DEFICIT

Between September 2016 and January 2017, Appliqate sold a total of 987,500 shares of its common stock for cash of $9,875, or $0.01 per share.

Officers and directors of the Company elected to contribute $90,250 in accrued wages to capital at January 31, 2017.

An officer of the Company elected to contribute $2,400 in accrued rent to capital at January 31, 2017.

During 2018, the Company settled its round of sales of stock for cash and received an additional $3,225 in cash and issued 322,500 shares.

Officers and directors of the Company elected to contribute $100,800 in accrued wages to capital at January 31, 2018.

An officer of the Company elected to contribute $2,400 in accrued rent to capital at January 31, 2018.

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APPLIQATE, INC.

Notes to Financial Statements

January 31, 2018

(Audited)

An officer of the Company paid $4,625 in expenses on behalf of the Company and elected to contribute the amounts to capital at January 31, 2018.

NOTE 4 - NOTES PAYABLE

On January 4, 2016, Appliqate issued a note payable in the amount of $15,000 for cash. The note accrues interest at 12.5%, is unsecured and due January 4, 2026. At January 31, 2018 and 2017, the balance of the note was $15,000. Accrued interest on the notes payable at January 31, 2018 and 2017 totaled $3,894 and $2,018, respectively.

On January 1, 2017, Appliqate issued a note payable in the amount of $50,000 for developed software. The note accrues interest at 12.5%, is unsecured and due January 1, 2027. At January 31, 2018 and 2017, the balance of the note was $50,000. Accrued interest on the notes payable at January 31, 2018 and 2017 totaled $6,764 and $514, respectively.

NOTE 5 - GOING CONCERN

Appliqate ‘s financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Appliqate has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Appliqate’s ability to continue as a going concern are as follows:

Appliqate is currently seeking funding for the start-up of operations during fiscal year 2019 and plans to enter into several financing transactions. The continuation of Appliqate as a going concern is dependent upon its ability to generating profitable operations that produce positive cash flows. If Appliqate is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Appliqate will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of Appliqate to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 23, 2018.

APPLIQATE INC

By:	/s/ David Anderson
Name:	David Anderson
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on July 23, 2018.

/s/ David Anderson
Name:	David Anderson
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jordan Hemming
Name:	Jordan Hemming
Executive Vice President

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